24238 Vermont Avenue, Suite 300

Harbor City, California 90710

March 23, 2018

VIA EMAIL AND EDGAR

Kate McHale

Tracie Mariner - Staff Accountant

Pamela A. Long - Assistant Director, Office of Manufacturing and Construction

Terence O’Brien - Accounting Branch Chief

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

McHaleK@SEC.GOV

Re: IA Energy Corp.

Registration Statement on Form S-1

Filed February 23, 2018

File No. 333-220706

Dear Sirs/Mesdames:

We serve as counsel to IA Energy Corp., a Wyoming corporation (the “Company”) with respect to its submission of a second amended registration statement with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Form S-1 (“Registration Statement”), and filed on February 23, 2018, by IA Energy Corp., a Wyoming corporation (the “Company”), and our further receipt of your email to the Company, dated March 9, 2018. We have reproduced your 6 comments below, highlighted in bold, with our responses following immediately thereafter.

Business and Technology Description, page 3

1.	COMMENT. Please clarify whether the company’s business plan is to sell bunker fuel to electricity generators, or whether the company will use the fuel itself to generate electricity and then sell the electricity to a utility company.

RESPONSE: The Company has amended its S-1 disclosure to make clear its intent to use the bunker oil created to run their own generators and sell electricity to local utilities or the national grid.

2.	COMMENT. Please disclose in this discussion that funds raised by this offering will go to individual shareholders and not to the Company in furtherance of these plans.

RESPONSE: We have updated our disclosure as requested.

U.S. Securities & Exchange Commission

Division of Corporate Finance

March 23, 2018

Directors, Executive Officers, Promoters, and Control Persons, page 18

3.	COMMENT. We reissue comment 4 of our letter dated January 5, 2018. The disclosure has been changed in the Officer section but not in the Director section. In addition, the changed disclosure does not correspond with publicly available information regarding Mr. Paraiso’s corporate affiliations. Please revise to include Mr. Paraiso’s “principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the registrant” as contemplated by Item 401(e) of Regulation S-K.

RESPONSE: The Company has modified its disclosure to both reconcile the Officer and Director sections as well as to comply with the disclosure requirements of Item 401(e).

4.	COMMENT. Please confirm the spelling of True Green Energy Group in your filing, as we note the existence of a “True Green Energy Group Corp”. Please also clarify the dates of his association with this company. Disclosure on page 18 suggests that this was “currently, since November 2013”, whereas disclosure on age 20 states that this was “from September 2010 to S1eptember 2013.”.

RESPONSE: The correct name and spelling is True Green Energy Group (“TGEG”) As previously mentioned, the Company has modified and reconciled the bios in the Officer and Director sections in conformance with the requirements of Item 401(e) as well as to show Mr. Paraiso’s affiliation with TGEG from from September 2010 to September 2013.

5.	COMMENT. Given your claim that Mr. Paraiso worked for “one of the world's leading waste to energy companies”, please provide more information about True Green Energy Group and the role Mr. Paraiso played in that company. For example, based on publicly available information, it appears that True Green may have been attempting to engage in a business in the Philippines similar to the one you have described for IA Energy. In addition, please tell us to what extent this company executed its proposed business plan. If the company was unable to execute its business plan, please tell us what prevented this company, while Mr. Paraiso was president, from accomplishing this business plan and how IA Energy will be able to overcome these same obstacles.

RESPONSE: TGEG as a start-up constructed a 50,000 square foot facility and installed a state of the art Material Recycling System to manufacture refuse deprived fuel pellets, and establish contracts and LOI’s with multiple local government units (“LGU’s”) for their municipal solid waste, as well as established a public listing on the Frankfurt Stock Exchange. However, private funding commitments did not materialize, and the Frankfurt Stock Exchange discontinued entry level listings, forcing the delisting and eventual cessation of operations of TGEG. Mr. Paraiso desired to continue to pursue renewable energy, and as a result, the Company was created to focus on electricity and streamline the business to tires and plastics only, and to create bunker oil to run state of the art generators to support the tremendous demand for electricity in the Philippines, while turning to the American markets for funding.

U.S. Securities & Exchange Commission

Division of Corporate Finance

March 23, 2018

Exhibits

6.	COMMENT. Please amend your filing to include an updated consent from your auditors.

RESPONSE: We have provided an updated auditor consent as requested.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to contact me at (801) 816-2536 or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

JOHN D. THOMAS, P.C.

/s/ John D. Thomas

John D. Thomas, President